RECEIVED

2007 AUG -7 A 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07025768

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

30th July, 2007

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

We enclose three copies of the Chairman's Speech on 'Making Markets Work For CSR' delivered at the 96th Annual General Meeting of the Company held on 27th July, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

Enduring value.
For the nation. For the shareholder.

MAKING MARKETS WORK FOR CSR

Speech by the Chairman,
Shri Y.C. Deveshwar,
at the
Ninety-Sixth Annual General Meeting
on 27th July, 2007

Ladies and Gentlemen,

It gives me great pleasure to welcome you to the 96th Annual General Meeting of your Company.

It is a matter of satisfaction for me to report yet another year of robust growth and strong performance encompassing all the business segments of your Company.

The foundations that we have laid over time by investing in R & D, technology and innovation for international competitiveness, supported by a robust governance structure, continue to drive growth in your Company's multiple businesses, providing a strong momentum for a secure future.

FINANCIAL PERFORMANCE

Gross Turnover for the year grew by 20.2% to Rs. 19505 crores. **Net Turnover at Rs. 12369 crores increased by 26.3%** driven by the non-cigarette FMCG businesses, higher agri-business revenues and the continuing strong performance by the Hotels business. **The non-cigarette portfolio** grew by 37.6% during the year and **now accounts for 52.3%** of the Company's Net Turnover. Pre-tax profit increased by 20.1% to Rs. 3927 crores, while **Post-tax profit at Rs. 2700 crores registered a growth of 20.8%.** Earnings Per Share for the year stands at Rs. 7.19. **Cash flows from Operations stood at Rs. 3402 crores during the year.**

The ITC Group's contribution to foreign exchange earnings over the last ten years amounted to nearly USD 2.8 billion, of which agri exports constituted nearly 65%. Earnings from agri exports is an indicator of your Company's contribution to the rural economy by effectively linking small farmers with international markets.

You, the shareholders, can draw even greater satisfaction from the fact that these financial results rest on a strong foundation of trust earned by your Company's diverse brands, products and services and the enduring relationships formed with millions of farmers in rural India over several years. It is on this bedrock of trust, competencies, innovation and rural partnerships that we have built our aspiration to be a leader in every business segment we are engaged in.

SUSTAINABLE AND INCLUSIVE GROWTH

Last year, I had spoken to you on the fundamental pillars of Vision, Values and Vitality that have powered the transformation of your Company over the past decade. I reiterated that envisioning a larger societal purpose has always been the hallmark of your Company. Indeed, this 'commitment beyond the market' is a compelling Vision that motivates us to enlarge our contribution to the Indian Society, even as we attain new milestones of excellence in sustainable wealth creation.

We have, over the years, pursued relentless innovation to forge unique business models that synergise long-term shareholder value enhancement with the superordinate purpose of creating greater societal capital. **We take pride that your Company is defined by its deeply 'Indian' character that aligns corporate strategy to national priorities.**

It is for this reason that we measure our accomplishments not only in terms of financial performance but also by the transformation we have consciously engendered to augment the natural and social capital of the nation. **This approach towards achieving Triple Bottom Line benchmarks is key to our resolve to contribute to the national goal of sustainable and inclusive growth.** It is my firm belief that business enterprises can and must make a difference towards achieving greater social equity. It is through a fundamental and unwavering commitment to Triple Bottom Line objectives that long-term sustainability of business enterprises can be ensured, unleashing in the process strong drivers that can make national progress more inclusive and equitable.

ITC has received global recognition as an exemplar of Triple Bottom Line performance. **For five years in a row, we have achieved and sustained our status as a 'water positive' organisation. We have also been 'carbon positive' for the last two years. We continue**

to strive towards achieving a 'zero solid waste' discharge status, having recycled over 90% of solid waste produced during the year. This makes us, to the best of my knowledge, the only business enterprise in the world, of our size and complexity, to accomplish these three dimensions of environmental excellence – an extremely challenging task given the fact that we are continuously growing our manufacturing operations.

In addition, through a concerted effort to develop innovative value-chains across our diverse business segments, your Company today is instrumental in creating and sustaining livelihoods for nearly 5 million people, many of whom represent the weakest sections in rural India.

Our deep commitment in ensuring sustainability and competitiveness have given us the confidence to voluntarily publish an annual Sustainability Report with independent reputed third party verification. **The 2006 Sustainability Report of your Company, the third in the series, is the first in India and among the top 10 in the world to be presented in accordance with the latest G3 guidelines of the Global Reporting Initiative.**

Indeed, these achievements reinforce our commitment in making a meaningful contribution towards sustainable and inclusive growth of the Indian Society.

A SOCIAL CHARTER FOR BUSINESS

A few weeks ago, the Hon'ble Prime Minister Dr Manmohan Singh presented a ten-point 'Social Charter' sharing his vision on the responsibility of corporates for sustainable and inclusive growth. He said, and I quote, *"Indian industry must rise to the challenge of making our growth processes both efficient and inclusive. This is our endeavor in Government. It will have to be yours too and I seek your partnership in making a success of this giant national enterprise. If those who are better off do not act in a more socially responsible manner, our growth process may be at risk, our polity may become anarchic and our society may get further divided. I invite corporate India to be a partner in making ours a more humane and just society."* Unquote.

To my mind, the Hon'ble Prime Minister's clarion call is not only a responsibility that we, in Indian Business and Industry, must commit ourselves to, but a crying need that we cannot afford to neglect any longer. While we can justifiably be proud of India's stellar performance in GDP growth, the growing inequity in sharing the fruits of success is indeed a millstone that impedes the nation's true potential. Business Corporations draw heavily on societal resources. Therefore, it is in the enlightened self-interest of business to engage constructively in enlarging its contribution to the broader social and environmental agenda. Competitiveness of firms

can be severely threatened by unsustainable environments and a lopsided social structure that creates islands of affluence amidst a sea of poverty. A constructive public-private partnership for socially responsible growth is imperative and must occupy a larger space in the future business strategies of India's corporate sector.

You are indeed aware of the enormous importance of our rural engagement in the future growth of your Company. We have constantly strived to meaningfully blend our social responsibilities with business competitiveness, so that we can continue to create shareholder value even as we enhance the benefits that accrue to rural communities. We recognise that this is the path we must pursue to ensure sustainable and inclusive growth – a philosophy that is central to the vision articulated by Prime Minister's Social Charter for Business.

I take immense pride that the vision enunciated by the Hon'ble Prime Minister echoes the core values that your Company has enshrined in its management philosophy and governance structure. We have indeed been 'practitioners' of this vision for many years now. It gives me immense satisfaction that your Company has executed, on a substantial scale, innovative business strategies which result in 'mainstreaming' the disadvantaged sections of rural India.

Your Company's pioneering e-Choupal initiative today comprises 6,400 choupals transforming the lives of over 3.5 million farmers in 38,500 villages in 9 States of India. We hope to reach out to 10 million farmers in 100,000 villages in the not too distant future. The Social and Farm Forestry Programme of ITC covers 65,000 hectares providing over 28 million person days of employment among the disadvantaged. In the process, we have also helped sequester over 2,000 kilotonnes of Carbon Dioxide as a firm commitment to combating climate change. Your Company's Integrated Watershed Development programmes in rural areas cover nearly 27,000 hectares providing critical irrigation to water stressed areas. This year, we have also forged a milestone partnership with the Government of Rajasthan for an integrated watershed development project covering 5,000 hectares. Your Company's initiatives to provide opportunities for non-farm incomes through economic empowerment of women, supplementary education and integrated animal husbandry services continue to make significant strides in rural empowerment.

As a nation, we face today a multi-dimensional challenge to chart a growth path that will transform the lives of almost a third of our billion population who live at the margin.

Surely, it is not a task that any single segment of society – be it Government or Responsible Business – can hope to accomplish in isolation. It is true that sustained high rates of GDP growth is one of the surest ways of creating livelihoods for the disadvantaged. However, if such growth impulses do not envision or contain conscious efforts to enhance social value, it is not necessary that high growth rates alone will ensure social equity. In fact, there is a danger that competitive pressures may not actually lead to development and growth in areas that need it the most.

There is also a significantly large cost involved in implementing value-chains that are socially inclusive. While commensurate returns may flow over the longer term, there are indeed cost barriers, over the short to medium term, that inhibit investments in such socially inclusive initiatives. In the absence of strong fiscal or financial incentives, business enterprises would hesitate to raise such investments and commit physical and human resources over a longer term. Therefore, it is important to examine how market drivers can creatively facilitate such long-term investments which have larger societal benefits. Corporates will be able to support a much larger social involvement in their business strategies, if market forces facilitate such investments and returns.

How do we then create a market that will support such corporate action for social development ? If we are to transform the Hon'ble Prime Minister's vision into reality to its fullest potential, we need to find answers to this critical question.

MOBILISING CSR FOR ECONOMIC GROWTH WITH EQUITY

Over the years, progressive organisations have demonstrated several laudable examples of responsible corporate action for social development. Unfortunately, many of these efforts have not been able to reach a level of scale and dimension that can make an impactful difference on a nation as large and diverse as ours. Why is it, that despite possessing rich and diverse managerial capability, a tradition of entrepreneurship, economic resources and the right consciousness, corporates are still unable to participate more meaningfully in building natural and social capital ?

The reasons are many and complex. These relate to the lack of a conducive external environment as also to organisations' vision, values, leadership and competitive capability. **However, if there is one common thread, it is the unassailable fact that markets have failed to reward CSR (Corporate Social Responsibility).** They do not adequately provide the drivers required to sustain a level of intensity of long-term engagement necessary to produce results in the vast social fabric. As Prof. David Vogel says, in

his recent work titled 'Market for Virtue', and I quote, *"CSR is sustainable only if virtue pays off. The supply of corporate virtue is both made possible and constrained by the market .....while there is a place in the business system for responsible firms, the 'market for virtue' is not sufficiently important to make it in the interest of all firms to behave more responsibly."*

It is sometimes argued that the 'reputational asset' that CSR attains is an adequate reward in itself, and therefore, does not need any further market incentives. However, at the present stage in India, such a reputational asset has so far not led to any significant consumer support, persuaded sizeable investor interest, or resulted in meaningful preference in Government policies. Therefore, given the ambivalent market response, CSR initiatives, by and large, tend to attempt the minimum, often defined by compliance to regulations, and do not ignite creativity and innovation to accelerate social benefit.

There are also apprehensions amongst many that investing in CSR would put them at a disadvantage vis-à-vis their competitors who do not choose to carry such social overheads. Nevertheless, there are worthy exceptions, where organisations have displayed sustained commitment and are certainly the harbingers of social change and an inspiration to others. **However, it is only when market forces make CSR a crucial component of shareholder value creation that new competitive forces will**

emerge in favour of responsible corporate action. It is then that CSR will assume a new dimension – one that is defined by market forces, and not inspired by corporate conscience alone.

I am of the firm belief that private enterprises are well placed to play a much larger role in augmenting natural and social capital. Corporates have created assets and facilities that span the length and breadth of the country, and therefore, constitute the front line of engagement with civil society. The physical presence in communities around their catchments gives them an opportunity to directly engage in synergistic business activities that can create livelihoods and add to preservation of natural capital. More than financial resources, private enterprises possess the more crucial managerial capability to ensure efficient delivery of social projects. In that sense, CSR can lead to optimum utilisation of national resources, given that far higher social benefits will accrue to every unit of incremental cost incurred by the organisation. Thus, given the right market incentives, Indian corporates can significantly add to Government efforts in pursuing growth with equity in constructive public-private partnerships.

The key to corporates sustaining a meaningful strategy for constructive social action therefore lies in the ability to create strong market drivers that incentivise CSR. Civil Regulation, including pressure groups, act as strong drivers to ensure socially responsible action. Government

regulation and public policy are also influential drivers. However, these again tend to deliver the bare minimum interventions. Besides, over reliance on regulation can stifle corporate creativity and innovation. A perceptible augmentation of societal càpital will take place when market drivers spur innovation and a sense of competition to deliver CSR in ways that positively impact financial results. CSR initiatives then become a part of the balance sheet deliverables, are quantified by the market and provide a direct incentive to the company to enhance socially responsible behaviour.

MAKING MARKETS WORK FOR CSR

Can we, therefore, make markets work for CSR ? Are there compelling market drivers which would give a positive reinforcement to corporates to focus on Triple Bottom Line performance ? Can these powerful drivers energise innovation by companies, so that CSR becomes an integral part of the marketing mix and a competitive differentiator ?

Fortunately, there is an answer. The most potent force that can trigger a complete rethink of corporate strategy and bring about transformational change lies in the **power of consumer franchise**. I use the term 'consumer' here in a broader sense to also encompass other market participants including Government – both as a buyer and regulator, Investors, Employees, Job-Seekers and other segments of Civil Society.

An enlightened consumer, by exercising a choice in favour of 'socially responsible' enterprises, can unleash a powerful force of incentives. A 'positive vote' for socially responsible companies, exercised through preference for a company's products and services, would change the context and dimension of meaningful CSR, create strong economic multipliers and enhance shareholder value. The implications of such consumer franchise for business will be wide ranging.

- **Consumer preference** will spur a massive movement in corporate innovation to integrate business goals with the building of societal capital.
- CSR can also emerge as a distinctive **market differentiator** and help position progressive companies more strongly in the marketplace.
- Companies will vie for consumer spend by positioning **CSR as a compelling value proposition.**
- Gains would accrue to the company and its shareholders with **increasing revenues and goodwill.**
- Where consumers go, Investors will follow. Investors will increasingly find such **socially responsible companies attractive**, given the larger market gains.
- Potential employees would also seek opportunities in such successful companies

and the enterprises themselves would be **better positioned in the war for talent.**

- Competition amongst CSR exemplars would lead to a perceptible **augmentation of natural and social capital** and this would create a more sustainable future.

Thus, powerful market drivers will emerge to encourage CSR as an integral part of business strategy. In the course of time, stakeholders will build a more enduring relationship with such companies, continuously creating value for the organisation, for its shareholders and the nation.

ENLISTING CONSUMER SUPPORT

The key, therefore, lies in mobilising market participants – the most potent being the consumer – and enhancing awareness amongst them, so as to empower their decisions. We will need to ramp up consumer education substantially, so that they are made aware of the power they possess to transform society and bring in enduring social change. Government, Industry and Civil Society will need to join hands in this endeavour to give it more body, scope and reach.

Your Company made a beginning in this direction by creating a high visibility 'cause marketing' campaign involving our popular brands – **'Sunfeast'** and **'Aashirvaad'** – and highlighted the link with some of our CSR initiatives. **It was our endeavour to educate the consumer that**

with every spend on those brands, they would, in effect, be contributing to the Social Forestry and Watershed initiatives of your Company. You are aware that your Company's 'Classmate' brand contributes significantly towards the education of the underprivileged by earmarking a portion of its proceeds for this cause. I am given to understand that school children actually prefer Classmate products not only for their superior quality, but also for their association with a noble cause. We are committed to enhancing these awareness campaigns, and it will be our endeavour to continuously make the consumer aware of the choice that she possesses to support such social programmes by making informed buying decisions.

It is heartening to note that worldwide, consumers are already demonstrating their preference for socially responsible products and services. In 2006, an estimated € 1.6 billion worth of Fairtrade products were sold across the world, growing annually by almost 50%. This independent consumer certification mark guarantees that disadvantaged producers are getting a better deal. Today, more than 7 million people – farmers, workers and their families – across 59 developing countries benefit from the international Fairtrade system. In some cases, consumers have also demonstrated that they are willing to pay more for a product or service if it contributes to social good. These are certainly welcome developments although they occupy, as of now, a small proportion of global

trade. If these individual efforts of consumers get escalated into collective action, they will certainly have a distinct impact on corporate thinking and action.

Unfortunately, the 'market for virtue' in India is practically non-existent. However, a small beginning has been made. With concerted action from policy makers and civil society, a significant force can be created by enlightened consumer franchise to spur industry into innovative thinking for social action.

India's young demographic profile will also support this trend. In late 2006, a Cone Millennial Cause Study in the US found that, amongst the youth, nearly nine out of ten surveyed stated that they were likely or very likely to switch from one brand to another (price and quality being equal) if the second brand was associated with a good cause. **This goes to indicate that with greater awareness through education and exposure, the future generation will tend to exercise a 'vote' for companies with higher social accountability.** This is now getting to be a worldwide trend, and with increasing connectivity through the Internet, widespread media and new tools for communication, I can see the emergence of a young global community, who share common views, common concerns, and common hopes and aspirations. This is a force that is lying dormant amongst India's confident new young generation, and once unleashed will be a formidable catalyst for change.

ALIGNING FORCES OF FRANCHISE

Given the power of consumer franchise, how do we align forces amongst all the market participants to support a new movement for innovative CSR ?

To make 'consumer choice' a compelling market driver we would need to create a supportive **institutional framework** to facilitate the process of making an informed choice by market participants. Let me briefly elaborate on some of these enablers :

First, the Policy and Institutional Framework.

- Market participants would need an effective tool to make an informed choice in favour of a Responsible Corporation. **I would suggest that Government support the development of a 'CSR Sustainability Trustmark', or a series of Trustmarks** defined by Industry segments, which could be displayed on products and services to convey to the consumer that the enterprise follows a strong commitment to building natural and social capital. Voluntary in nature, these Trustmarks, crafted on sound scientific and market principles, will stand for the positive impact a company has made on the environment and the society. The Trustmarks could also be supplemented with Ratings, based on the extent of the individual company's involvement in creating societal capital.

- **The Trustmarks need to be administered by a reputed and independent body or bodies,** much like the financial rating agencies. An institutional framework and appropriate guidelines can be created by a Government-Industry partnership to provide organisational support and credibility.

- **A major impetus can emerge out of Government's consideration to extend fiscal and financial concessions, priority clearance** and other incentives to organisations that attain sustained high ratings. Government and its agencies could also give purchase preferences to suppliers with highly rated Trustmarks.

Second, the role of Industry :

- In championing a sincere **commitment to a Vision that embraces contribution to Society as a key component of business strategy.**

- In moving towards **voluntary disclosure of Triple Bottom Line performance** in the Company's Annual Reports, verified by independent reputed third party organisations.

- In making a strong effort **to attain the CSR Sustainability Trustmarks,** and displaying the same on their products and services.

- In enlarging the Company's contribution by giving **preference to vendors with a strong CSR and Sustainability orientation.**
- In developing a model **code of responsible conduct** by Industry bodies and associations for its members.
- In encouraging Modern Retail outlets to develop **special sections that display and sell products with Trustmarks.**
- In providing **support to the creation of Awards** that recognise outstanding Sustainability Performance. This would provide a tremendous reputational asset and incentivise CSR significantly.
- **In strengthening reporting on Sustainability** based on guidelines such as the Global Reporting Initiative. I am sure that the Indian operations of multinationals, not listed on Indian bourses, would also want to make such public disclosures and demonstrate their contribution to the Indian Society. I envisage a future where Sustainability Reporting will form an integral part of a firm's public disclosures, and will be valued by stakeholders in equal measure to the established practices of financial reporting.

Third, the role of Investors.

- **Investors play a critical role in encouraging** social accountability in corporate

behaviour. Globally, there are today hundreds of funds that invest in socially responsible enterprises. These funds rely on Sustainability Indices such as Dow Jones Sustainability World Index, FTSE4Good, Domini 400 Social Index and others to guide investment decisions. These funds have already channeled large amount of investors' savings into companies that have high social brand capital.

- **India has witnessed some welcome developments in this direction in recent years**. The ABN Amro Bank launched a Sustainable Development Fund as India's first Socially Responsible Investing Fund. Recently CRISIL, S&P and KLD have announced that they would develop an Environmental, Social and Corporate Governance (ESG) Index of Indian companies. The Institute of Chartered Accountants of India is also reported to be working on developing a similar evaluation.
- **Individual investors**, while seeking to maximise returns from their portfolio holdings, **could exercise a powerful choice for companies with high Triple Bottom Line performance**.
- Banks and Financial Institutions could ask for voluntary disclosures and **factor the rating in their lending evaluations**.

Fourth, the role of Civil Society organisations.

- Consumer awareness will benefit immensely **if civil society organisations and consumer bodies actively advocate the usage of Trustmarks**. They could also promote awareness amongst constituents to support products and services of companies with higher Sustainability ratings.
- **Schools and educational institutions could also promote awareness on responsible corporate behaviour** and its association with the Trustmark ratings on products and services, and design elements in their curriculum to groom citizens of tomorrow as enlightened consumers.
- And finally, **the Media**, as one of the most powerful forces of shaping public opinion, **can make a multi-dimensional contribution in this direction**.

It is my strong belief that by aligning such powerful forces, **we will see the emergence of a new consciousness where CSR will transcend from corporate philanthropy to a competitive value proposition**.

Your Company has been instrumental in setting up the **CII-ITC Centre of Excellence for Sustainable Development**, which is a unique institution that seeks to address the void in developing requisite capability on Sustainability

issues among Indian industry. The Centre endeavours to bring about transformational change in Indian businesses by providing thought leadership, promoting awareness and building capacity. One of the major initiatives of the CII-ITC Centre is to recognise excellence in Sustainability practices by presenting Awards to industry, based on a rigorous process of selection. This attempt to recognise outstanding Sustainability initiatives is designed not only to celebrate individual corporate action, but also to inspire others to follow.

I am convinced that in today's enlightened India, more and more companies will respond to the appeal made by the Hon'ble Prime Minister to forge partnerships for social action, and achieve growth with efficiency and inclusivity. Making markets work for CSR will indeed provide the compelling foundation for such initiatives.

MAKING A DIFFERENCE

The essence of what I have presented to you today is a considered response to enhancing corporate participation in societal development. Your Company has been at the forefront in providing both thought leadership and action in creating a more secure, sustainable and inclusive future. It is true that no single organ of society will be able to make a significant difference based on their individual action.

However, the efforts made by your Company demonstrate that with innovation, commitment and by forging enduring partnerships, we can all make a difference.

Indeed, the challenges seem daunting when we witness the scale of inequity and poverty. The good news is that never before in world history have we possessed so much knowledge, technology and resources to deal with this apparently hopeless situation. **It is indeed heartening to witness a growing corporate consciousness to ensure that the future generations are more secure.** I hope this groundswell of effort will continue to grow and become a committed movement for a better tomorrow.

I firmly believe that Corporates in India have the capability, the vision and the entrepreneurial skill to forge a more prosperous future for the nation, even as they sharpen their competitiveness and grow their businesses globally. Mahatma Gandhi said, and I quote : *"The difference between what we do and what we are capable of doing would suffice to solve most of the world's problems"*. We need to heed this message to realise our fullest potential.

To be able to stand tall amidst adversity, to live your convictions and know that your actions and beliefs have transformed the lives of millions is at once a humbling and enriching experience.

Your Company is indeed privileged to be able to make a difference, and be recognised for the contribution it makes. Our abiding Vision, the strength of our outstanding human capital, and our commitment to creating enduring value will continue to inspire us as we strive to achieve even greater success in the future.

On this occasion of your Company's 96th AGM, I would like to once again thank all of you – our valued shareholders – for your unstinted support in our shared journey to create one of India's most valuable corporations. In this journey, I look to you, as always, for your continued support and encouragement.

Thank you, Ladies and Gentlemen.

ITC Limited

Enduring value.
For the nation. For the shareholder.

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

30th July, 2007

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

96th Annual General Meeting of the Company held on 27th July, 2007, at Kolkata

We write to advise that all the resolutions placed at the 96th Annual General Meeting held on 27th July, 2007, in terms of the Notice dated 25th May, 2007, have been passed unanimously by the Members of the Company.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

END